AMENDED NOVEMBER 2, 2005
                            ------------------------


November 1, 2005


VIA EDGAR, FACSIMILE AND U.S. MAIL

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance, Office of Small Business Review
450 Fifth Street N.W.
Washington, D.C.  20549

Re:      REVISED ACCELERATION REQUEST
         Advance Nanotech, Inc. (the "Company")
         Registration of 26,305,374 Shares of the Company's Common Stock on Form SB-2
         Form SB-2 ("First Amendment")
         Original Filing Date: June 2, 2005, amended on October 28, 2005
         SEC File No.: 333-125428

Dear Commission:

Pursuant to Rule 462 of the Securities Exchange Act of 1933, as amended, the Company hereby requests the acceleration of its Registration Statement on Form SB-2, as filed, with the Commission electronically through the EDGAR system on June 2, 2005 and amended on October 28, 2005, SEC File Number 333-125428, which will be manually delivered to the Commission on during the week of October 31, 2005, and that said Registration Statement be declared effective Thursday, November 3, 2005, as of 3:00 PM, or as soon thereafter as is practical.

On behalf of Advance Nanotech, I confirm the following:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

     o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                               Sincerely,


                                               /s/ Magnus Gittins
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                                               MAGNUS GITTINS, Director & CEO